Exhibit 10.2

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of May 12, 2010 (the “Effective Date”), by and between Restoration Hardware, Inc., a Delaware corporation, with a business address of 15 Koch Road, Suite J, Corte Madera, CA 94925 (the “Company”), and Carlos Alberini, an individual with a residence address of [                    ] (the “Executive”).

INTRODUCTION

1. The Company wishes to employ the Executive as its Co-Chief Executive Officer pursuant to the terms and conditions set forth herein.

2. The Executive desires to be employed by the Company, pursuant to the terms and conditions set forth herein.

AGREEMENT

In consideration of the premises and mutual promises herein below set forth, the parties hereby agree as follows:

1.	Employment.

(a) Title; Duties; Board Membership. The Executive shall serve as Co-Chief Executive Officer of the Company, and the Executive hereby accepts such employment. The duties assigned and authority granted to the Executive shall initially be consistent with those duties set forth in Schedule A attached hereto. The duties of Executive may change from time to time by mutual agreement of the Executive, on the one hand, and the other Co-Chief Executive Officer, on the other hand, and such agreement or understanding to be memorialized in writing including by email. The Executive shall report to the Company’s Chairman of the Board. The Executive also shall serve as a member of the Board and a member of the Board of Managers of Home Holdings, LLC (the Company’s parent) while Executive serves as Co-Chief Executive Officer of the Company. The Executive agrees to perform his duties for the Company diligently, competently, and in a good faith manner.

(b) Exclusive Employment. While Executive is employed by the Company, the Executive shall devote his full business time to his duties and responsibilities set forth above, and may not, without the prior written consent of the Board or its designee, operate, participate in the management, board of directors, operations or control of, or act as an employee, officer, consultant, agent or representative of, any type of business or service (other than as an employee of the Company); provided, however, that the Executive may (i) engage in civic and charitable activities to the extent they do not materially interfere with the Executive’s performance of his duties hereunder, (ii) make and maintain outside personal investments, and (iii) serve on the board of directors of other companies subject to the prior written consent of the Board or its designee (which consent is deemed granted with respect to service on the Guess? Inc. Board of Directors), which consent shall not be unreasonably withheld, provided that none of the foregoing activities and service materially interfere with the Executive’s performance of his duties hereunder.

(c) Place of Employment. The Executive’s primary workplace shall be the Company’s offices in Corte Madera, California, except for usual and customary travel on the Company’s business.

(d) Certain Terms Related to Commencement of Employment. Executive shall commence employment, and begin to accrue salary and benefits as a full time employee, on June 1, 2010 (the “Commencement Date”). Notwithstanding the foregoing, Executive and the Company may complete prior to the Commencement Date (i) the grant of profits interest to Executive under the Grant Letter, (ii) the purchase and sale of Class A-1 Units and Class A-2 Units under the Restricted Unit Purchase Agreement, (iii) the issuance of the Promissory Note, and (iv) the appointment of Executive as a member of the Board of Directors of the Company and the Board of Managers of Home Holdings, LLC. In the event that Executive does not commence full time employment for any reason whatsoever on or prior to the Commencement Date, including by reason of his death, disability, or inability to serve from and after the Commencement Date, then without any further action on the part of the Executive, (i) Executive shall be deemed to have automatically and immediately on June 1, 2010 resigned from the Board of Directors of the Company and the Board of Managers of Home Holdings, LLC, (ii) the grant of profits interest to Executive under the Grant Letter shall be deemed immediately and automatically cancelled and rescinded and of no further force and effect, (iii) the purchase and sale of Class A-1 Units and Class A-2 Units under the Restricted Unit Purchase Agreement shall be deemed immediately and automatically cancelled and rescinded and of no further force and effect, and (iv) the issuance of the Promissory Note shall be deemed immediately and automatically cancelled and rescinded and of no further force and effect. For the avoidance of doubt, in the event of any conflict between the preceding Section 1(d) of this Employment and the terms of the Plan, the LLC Agreement, the Grant Letter, the Restricted Unit Purchase Agreement or the Proprietary Information Agreements, the terms of this Section 1(d) shall prevail over any other inconsistent provision.

2.	Compensation.

(a) Base Salary. The Executive shall be entitled to receive a base salary from the Company at the rate of Eight Hundred Thousand Dollars ($800,000.00) per year. The Executive’s base salary shall be reviewed annually on or about each anniversary date of this Agreement by the Compensation Committee of the Board (the “Committee”), which shall consider appropriate factors, including, without limitation, the Executive’s performance and the Company’s financial condition.

(b) Bonus. The Executive will be eligible to earn annual cash bonus compensation (the “Annual Bonus”) for each fiscal year based on the level of achievement of performance goals established by the Board or the Committee following consultation with the Executive. If, and only if, the minimum performance threshold required in order to earn a bonus is attained, then the bonus payable to the Executive will be between 85% and 125% of the Executive’s then effective base salary on a pro rata basis depending on the actual level of achievement of the goals as confirmed by the Board or the Committee; provided, however, that the Annual Bonus for fiscal year 2010 shall be pro rated based on a factor of 80% of the bonus that Executive would otherwise be eligible to earn for fiscal year 2010 assuming that he had served for the full fiscal year 2010. The performance goals established as provided above shall be based upon financial performance metrics for the Company and shall be set for each fiscal year at approximately the same time that the Company’s annual budget for such fiscal year is established, but in no event later than April 30th of such fiscal year. For fiscal 2010, Executive’s performance goals shall be established within 45 days of his commencement of employment. Payment of the Annual Bonus for any fiscal year generally shall be made thirty (30) days following the date on which the audited financial results for such fiscal year and the amount of the bonus for such fiscal year are determined, but in no case later than the 15th day of the third month following the end of the applicable fiscal year.

(c) Equity Incentive Compensation. Effective on the first day of the Executive’s employment with the Company, Home Holdings, LLC shall grant to Executive 4,225,554 Class B-1 Units of Home Holdings, LLC which are intended to qualify as profits interests. Such profits interests shall be granted under the Home Holdings, LLC 2008 Team Resto Ownership Plan (the “Plan”), and shall be governed by the terms and conditions of the Plan and the applicable grant letter which is attached hereto as Exhibit A (the “Grant Letter”). Of the foregoing Class B-1 Units, 2,112,777 Class B-1 Units shall be Time-Based Units granted pursuant to Section 6(b)(i) of the Plan, 704,259 Class B-1 Units shall be Performance-Based Units granted pursuant to Section 6(b)(ii)(A) of the Plan, and 1,408,518 Class B-1 Units shall be Performance-Based Units granted pursuant to Section 6(b)(ii)(B) of the Plan.

(d) Class B-2 Contingent Payment Profits Interest. Effective on the first day of the Executive’s employment with the Company, Home Holdings, LLC shall grant to Executive one (1) Class B-2 Unit of Home Holdings, LLC which is intended to qualify as profits interests. Such profits interests shall be governed by the terms and conditions of the applicable Grant Letter which is attached hereto as Exhibit A.

3.	Other Benefits; Indemnification.

(a) Benefits. The Executive (and his spouse and dependents) shall be covered by health and other employee benefits (including but not limited to health, medical, dental, supplemental health, travel accident, life, long-term disability, and directors and officers insurance) on a basis no less favorable than such benefits are provided by the Company from time to time to its other Co-Chief Executive Officer and commensurate with the Executive’s position in the Company. The Executive shall be bound by all of the written policies and procedures established by the Company from time to time.

(b) Vacation. The Executive shall be entitled to an annual vacation of four (4) weeks per calendar year, pro rated for any partial year during Executive’s employment with the Company. During any vacation period, the Executive will continue to receive his salary, compensation, and benefits, without interruption.

(c) Reimbursement of Expenses. The Company shall promptly reimburse the Executive for all reasonable out of pocket travel, entertainment, and other expenses incurred or paid by the Executive in connection with, or related to, the performance of his responsibilities or services under this Agreement upon the submission of appropriate documentation pursuant to the Company’s policies in effect from time to time.

(d) Automobile Allowance. The Executive shall be entitled to receive an automobile allowance in the same amount as the other co-Chief Executive Officer of the Company.

(e) Relocation Program. The Company agrees to reimburse Executive for actual expenses reasonably incurred by the Executive in order to relocate to the San Francisco Bay Area as provided in the Company’s relocation policies as follows: (i) actual moving and relocation expenses of family and possessions to the San Francisco Bay Area, (ii) transactions and closing costs in connection with the acquisition of a new home in the San Francisco Bay Area and the sale of a prior home in the Los Angeles area (but only including real estate brokerage fees for sale of Executive’s home in the Los Angeles area), (iii) a housing stipend of up to $20,000 per month for up to 12 months in order to cover rental of an additional residence in the San Francisco Bay Area, (iv) reimbursement of travel expenses of the Executive and his spouse and offspring for up to the first 12 months of employment with the Company to allow the Executive to travel back and forth to Los Angeles on a once per week basis, and (v) a tax adjustment “gross up” payment in an amount equal to the entire amount of all income taxes imposed with respect to the reimbursement payments in clauses (i) through (v) of this Section 3(e) (including any income taxes imposed upon the “gross up” payment itself under this clause (v)), such that the Executive’s receipt of the reimbursement payments under this Section 3(e) is “tax neutral” to Executive from an income tax perspective.

(f) Reimbursement of Legal Fees. Upon commencement of Executive’s employment, the Company shall reimburse the Executive for a flat amount equal to $25,000 in respect of legal fees related to the negotiation and preparation of this Agreement.

(g) Indemnification. The Company and the Executive acknowledge and agree that the Executive is covered as a Member (as such term is defined in the Fourth Amended and Restated Limited Liability Company Operating Agreement of Home Holdings, LLC (as amended from time to time, the “LLC Agreement”)) under the indemnification provisions set forth under Article 15 of the LLC Agreement. The Company agrees that the scope of indemnification regarding the Executive’s acts or omissions in his capacity as an officer or director of the Company or Home Holdings, LLC shall not be materially reduced from that provided under the LLC Agreement (except to the extent that such indemnification shall be prohibited in the future by an amendment to applicable law, including the laws of the jurisdiction in which the Company or Home Holdings, LLC, as applicable, is then domiciled) without the Executive’s prior consent. The Executive’s right to indemnification shall survive any termination of his employment with the Company in accordance with the LLC Agreement, irrespective of the reason for the termination to the extent not prohibited by law. The Company shall indemnify the Executive to the fullest extent permitted by applicable law in the event that he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that the Executive is or was a director, officer, employee or agent of the Company or any of its affiliates or performs his required services under this Agreement. Reasonable expenses incurred by the Executive in defending any such claim, action, suit or proceeding shall accordingly be paid by the Company in advance of the final disposition of such claim, action, suit or proceeding upon receipt of an undertaking by or on behalf of the Executive to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Section 3(g). In addition, the Company shall use its commercially reasonable efforts to purchase and maintain a directors’ and officers’ liability insurance policy (or policies) (i) during the Executive’s employment with the Company providing coverage to the Executive that is no less favorable to him in any respect (including with respect to scope, exclusions, amounts, and deductibles) than the coverage then being provided by the Company with respect to its other senior officers and directors, and (ii) after Executive’s employment with the Company for so long as the Company is making such insurance coverage available to its other senior officers and directors.

4.	Equity Purchase.

In connection with this Agreement, Home Holdings, LLC has entered into that certain Restricted Unit Purchase Agreement dated as of the date hereof in the form attached hereto as Exhibit B (the “Restricted Unit Purchase Agreement”). Upon Executive’s commencement of employment by the Company, Home Holdings, LLC shall issue and Executive shall purchase in accordance with the terms of the Restricted Unit Purchase Agreement 888,889 Class A-1 Units and 888,889 Class A-2 Units of Home Holdings, LLC at a price of U.S. $4.50 for each pair of securities consisting of one Class A-1 Unit and one Class A-2 Unit for an aggregate cash purchase price of U.S. $4,000,000.50 except that Executive may at his option elect to purchase such Units with a promissory note in the form attached to the Restricted Unit Purchase Agreement. The Class A-1 Units and Class A-2 Units shall be subject to transfer and other restrictions including vesting and certain repurchase rights as set forth in the Restricted Unit Purchase Agreement and the LLC Agreement.

5.	Termination.

(a) At-Will Termination by the Company. The employment of the Executive shall be “at-will” at all times. The Company may terminate the Executive’s employment with the Company at any time without any advance notice (and the Executive may terminate his employment with the Company at any time upon providing thirty (30) days prior notice), in each case, for any reason or no reason at all, notwithstanding anything to the contrary contained in or arising from any statements, policies or practices of the Company relating to the employment, discipline or termination of its employees. Upon and after such termination, all obligations of the Company under this Agreement shall cease, except as otherwise provided below in this Section 5.

(b) Termination by the Company with Cause. Upon written notice to the Executive, the Company may terminate the Executive’s employment for Cause (as defined below). In the event that the Executive’s employment is terminated for Cause, (A) the Executive shall receive from the Company payments for (i) any and all earned and unpaid portion of his then effective base salary (on or before the first regular payroll date following the Date of Termination) or Annual Bonus (at the time the Annual Bonus otherwise is paid); (ii) any and all accrued and unpaid vacation through the Date of Termination (on or before the first regular payroll date following the Date of Termination); (iii) any and all unreimbursed business expenses (in accordance with the Company’s reimbursement policy); and (iv) any other benefits the Executive is entitled to receive as of the Date of Termination under the employee benefit plans of the Company, less standard withholdings for tax and social security purposes (items (i) through (iv) are hereafter referred to as “Accrued Benefits”), and (B) except as required by law, after the Date of Termination, the Company shall have no obligation to make any other payment, including severance or other compensation of any kind, on account of the Executive’s termination of employment or to make any payment in lieu of notice to the Executive. Except as required by law, all benefits provided by the Company to the Executive under this Agreement (including for any further vesting for any Class B-1 Units) or otherwise shall cease as of the Date of Termination. The Class A-1 Units and the Class A-2 Units acquired by Executive pursuant to the Restricted Unit Purchase Agreement shall be subject to all of the terms and conditions of the Restricted Unit Purchase Agreement (including with respect to vesting and repurchase), and the Class B-1 Units granted to Executive under the Plan shall be subject to all of the terms and conditions of the Plan and the applicable grant letter with respect to such Class B-1 Units (including with respect to vesting, cancellation and repurchase).

(c) Termination by the Company Without Cause. The Company may, at any time and without prior written notice, terminate the Executive without Cause. In the event that the Executive’s employment with the Company is terminated without Cause, the Executive shall receive the Accrued Benefits. In addition, the Executive shall be entitled to receive from the Company the following: (i) severance payments totaling $1.5 million, less standard withholdings for tax and social security purposes, paid according to the Company’s regular payroll schedule over the twelve (12) months following the Date of Termination (the “Severance Period”), (ii) a pro-rata amount of the Annual Bonus that the Executive would have been eligible to receive had he remained employed by the Company for the remainder of the year in which the Executive’s termination occurs (determined by multiplying the amount the Executive would have received based upon the actual level of achievement of the applicable performance goals had employment continued through the end of the performance year by a fraction, the numerator of which is the number of days during the performance year of termination that the Executive is employed by the Company and the denominator of which is 365), such pro-rata amount to be paid at the same time and in the same form as the Annual Bonus otherwise would be paid (but in no event later than 30 days after the end of the Company’s fiscal year to which such bonus relates), (iii) subject to the Executive’s timely election under COBRA, continuation of health insurance benefits for twenty four (24) months following the Date of Termination, which benefits shall be paid for by the Company to the same extent that the Company paid for health insurance for the Executive prior to termination, and (iv) vesting of Executive’s Time-Based Units shall accelerate as to the number of Time-Based Units that would have vested through the Date of Termination and for an additional 24-month period following the Date of Termination (assuming, for purposes of this Section 5(c)(iv) only, that such Time-Based Units vest on the first day of each month rather than in annual installments but the rate of such monthly vesting shall correspond to the annual vesting schedule, i.e., 15% in years one and two (1.25% each month), 20% in year three (1.66% per month) and 25% in years four and five (2.0833% per month)), and the Executive’s Performance-Based Units shall remain outstanding and vest according to their terms for a period of 24 months following the Date of Termination (after which time such Performance-Based Units, to the extent unvested, shall expire and be cancelled for no consideration); provided, however, that the Executive’s entitlement to the severance payments in this Section 5(c) is conditioned on (y) the Executive’s executing and delivering to the Company of a release of claims against the Company, in a form attached hereto as Exhibit C, and on such release becoming effective, and (z) the Executive’s compliance with the restrictive covenants set forth in Sections 6 and 8(a), (b),(d) and (e) and the Proprietary Information Agreements (as defined below). The Executive agrees that the Company shall have a right of offset against all severance payments for amounts owed to the Company by the Executive (unless the amounts owed are subject to a good faith dispute) to the fullest extent not prohibited by law. Except as specifically provided in this Section 5(c) or in another section of this Agreement, or except as required by law, all benefits provided by the Company to the Executive under this Agreement or otherwise shall cease as of the Date of Termination. In the event that Executive’s employment is terminated without Cause, the Class A-1 Units and the Class A-2 Units acquired by Executive pursuant to the Restricted Unit Purchase Agreement shall be subject to all of the terms and conditions of the Restricted Unit Purchase Agreement (including with respect to vesting and repurchase), and the Class B-1 Units granted to Executive under the Plan shall be subject to all of the terms and conditions of the Plan and the applicable grant letter with respect to such Class B-1 Units (including with respect to vesting, cancellation and repurchase).

(d) Termination by the Executive for Good Reason. The Executive may voluntarily terminate his employment with the Company and receive the severance payments, bonus payments, and other benefits detailed in Section 5(c) (subject to the same conditions set forth in Section 5(c)) following the occurrence of an event constituting Good Reason (as defined below) that has not been cured by the Company within the timeframe specified in the definition of Good Reason. In the event of any such termination of employment by the Executive, the Class A-1 Units and the Class A-2 Units acquired by Executive pursuant to the Restricted Unit Purchase Agreement shall be subject to all of the terms and conditions of the Restricted Unit Purchase Agreement (including with respect to vesting and repurchase), and the Class B-1 Units granted to Executive under the Plan shall be subject to all of the terms and conditions of the Plan and the applicable grant letter with respect to such Class B-1 Units (including with respect to vesting, cancellation and repurchase).

(e) Voluntary Termination. If the Executive terminates employment with the Company without Good Reason, the Executive agrees to provide the Company with thirty (30) days’ prior written notice. In the event that the Executive’s employment is terminated under this Section 5(e), the Executive shall receive from the Company payment for all Accrued Benefits described in Section 5(b) above at the times specified in Section 5(b) above. Except as required by law, after the Date of Termination, the Company shall have no obligation to make any other payment, including severance or other compensation, of any kind, or provide any other benefits (including for any further vesting for any Class B-1 Units), to the Executive on account of the Executive’s termination of employment. In the event of Executive terminates employment with the Company without Good Reason, the Class A-1 Units and the Class A-2 Units acquired by Executive pursuant to the Restricted Unit Purchase Agreement shall be subject to all of the terms and conditions of the Restricted Unit Purchase Agreement (including with respect to vesting and repurchase), and the Class B-1 Units granted to Executive under the Plan shall be subject to all of the terms and conditions of the Plan and the applicable grant letter with respect to such Class B-1 Units (including with respect to vesting, cancellation and repurchase).

(f) Termination Upon Death or Disability. If the Executive’s employment is terminated as a result of death or Disability, the Executive (or Executive’s estate, or other designated beneficiary(s) as shown in the records of the Company in the case of death) shall be entitled to receive from the Company payment for (i) the Accrued Benefits described in Section 5(b) above at the times specified in Section 5(b) above and (ii) a pro-rata amount of the Annual Bonus that the Executive would have been eligible to receive had he remained employed by the

Company for the remainder of the year in which the Executive’s termination occurs (determined by multiplying the amount the Executive would have received based upon the actual level of achievement of the applicable performance goals had employment continued through the end of the performance year by a fraction, the numerator of which is the number of days during the performance year of termination that the Executive is employed by the Company and the denominator of which is 365), such pro-rata amount to be paid in the same time and the same form as the Annual Bonus otherwise would be paid (but in no event later than 75 days after the end of the Company’s fiscal year to which such bonus relates). Except as required by law, after the Date of Termination, the Company shall have no obligation to make any other payment, including severance or other compensation, of any kind, or provide any other benefits (including for any further vesting for any Class B-1 Units), to the Executive (or the Executive’s estate, or other designated beneficiary(s), as applicable) upon a termination of employment by death or Disability. In the event that the Executive’s employment is terminated as a result of death or Disability, the Class A-1 Units and the Class A-2 Units acquired by Executive pursuant to the Restricted Unit Purchase Agreement shall be subject to all of the terms and conditions of the Restricted Unit Purchase Agreement (including with respect to vesting and repurchase), and the Class B-1 Units granted to Executive under the Plan shall be subject to all of the terms and conditions of the Plan and the applicable grant letter with respect to such Class B-1 Units (including with respect to vesting, cancellation and repurchase).

(g) Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below.

(i) “Cause” shall mean

(A) the Executive has been convicted of (or has entered a plea of nolo contendere to) a felony involving fraud, dishonesty, or physical harm to any person;

(B) the Executive intentionally failed to substantially perform the Executive’s material duties (other than a failure resulting from the Executive’s incapacity due to physical or mental illness or from the Executive’s assignment of duties that would constitute Good Reason), which failure lasted for a period of at least fifteen (15) days after a written notice of demand for substantial performance has been delivered to the Executive specifying the manner in which the Executive has failed substantially to perform;

(C) the Executive intentionally engaged in conduct which is demonstrably and materially injurious to the Company; or

(D) the Executive’s fraud, embezzlement or other act of material dishonesty with respect to the Company as determined by a court of competent jurisdiction or by arbitration pursuant to the Arbitration Agreement attached as Exhibit F hereto.

For purposes of this Section 5(g)(i), no act, nor failure to act, on the Executive’s part shall be considered “intentional” unless the Executive has acted, or failed to act, with a lack of reasonable belief that the Executive’s action or failure to act was in the best interest of Company. No termination for Cause may occur pursuant to Section 5(g)(i)(B) or Section 5(g)(i)(C) unless a written notice setting forth the conduct allegedly constituting “Cause” and specifying the particulars thereof in reasonable detail has been delivered to the Executive, and the Executive has been provided an opportunity to be heard in person by the Board (with the assistance of the Executive’s counsel).

(ii) “Date of Termination” shall mean (i) if the Executive is terminated by the Company for Disability, thirty (30) days after written notice of termination is given to the Executive (provided that the Executive shall not have returned to the performance of his duties on a full-time basis during such 30-day period); (ii) if the Executive’s employment is terminated by the Company for any other reason, the date on which a written notice of termination is given; (iii) if the Executive terminates employment for Good Reason, the date of the Executive’s resignation; provided that the notice and cure provisions in the definition of Good Reason have been complied with; (iv) if the Executive terminates employment for other than a Good Reason, the date specified in the Executive’s notice in compliance with Section 5(e); or (v) in the event of Executive’s death, the date of death.

(iii) “Disability” shall (i) have the meaning defined under the Company’s then-current long-term disability insurance plan, policy, program or contract as entitles the Executive to payment of disability benefits thereunder, or (ii) if there shall be no such plan, policy, program or contract, mean permanent and total disability as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended.

(iv) “Good Reason” shall mean the occurrence of any of the events or conditions described in subsections (A) through (E) hereof that occur without the Executive’s consent, and within 90 days following the end of the Notice Period (as defined below) the Executive terminates his employment with the Company:

(A) a material diminution in the Executive’s authority, duties or responsibilities including an adverse change in the Executive’s reporting relationship, or the assignment to the Executive by the Company of duties materially inconsistent with his status as Co-Chief Executive Officer as set forth in this Agreement (it being understood that the two Co-Chief Executives may have changes in the personnel and functions within the Company that report to each of them from time to time and mutually agreed changes in some of those responsibilities that report to Executive alone shall not constitute Good Reason so long as the authority and responsibility of the Executive within the organization is not materially diminished or materially inconsistent with the status of Co-Chief Executive Officer as set forth in this Agreement); provided that a change in the Executive’s authority, duties or responsibilities due to the fact that the Company or its successor becomes a stand-alone division or subsidiary of a public or private company will not alone constitute Good Reason so long as the Executive continues as Co-Chief Executive Officer of the Company (or successor or parent thereof, as the case may be) or such division or subsidiary; and provided further that (for avoidance of doubt) a change in the Executive’s authority, duties or responsibilities in connection with the termination of the Executive’s employment for Disability, Cause, as a result of the Executive’s death, or by the Executive other than for Good Reason shall not constitute Good Reason;

(B) a material reduction in the Executive’s then effective base salary, annual bonus opportunity or benefits, except if the base salaries, annual bonus opportunities or benefits of a significant number of other executives and members of senior management of the Company also are proportionately reduced, whether or not such reduction is voluntary on the part of the Executive or such other executives and senior management;

(C) any material breach by the Company or any of its successors and assigns of this Agreement; provided, however, that once the Executive has relocated his family to the San Francisco Bay Area a breach of this Agreement involving the Executive’s office location only shall be deemed to be material in the event that the Executive is thereafter required to be based outside a 40-mile radius of Corte Madera, California;

(D) removal of the Executive, or failure to cause the reappointment or election of the Executive, as the Co-Chief Executive Officer of the Company, as a member of the Board or as a member of the Board of Managers of Home Holdings, LLC; and

(E) the failure of the Company’s successors and assigns to assume the obligations of the Company under this Agreement, either by written agreement or by operation of law.

The Executive’s right to terminate his employment in connection with an event of Good Reason shall not be affected by the Executive’s incapacity due to physical or mental illness. The Executive must provide notice to the Company of the existence of a condition described in clauses (A) through (E) above within sixty (60) days of his knowledge of the initial existence of the condition, upon the notice of which the Company shall have a period (the “Notice Period”) of 30 days during which it may remedy the condition so that it shall not constitute a “Good Reason.” If more than one change or event shall occur which alone or in the aggregate constitutes Good Reason, then for purposes hereof, Good Reason shall be deemed to have occurred on the last such change or event to occur.

(h) Notice of Termination. Any termination of the Executive’s employment by the Company or by the Executive under this Section 5 (other than in the case of death) shall be communicated by a written notice (the “Notice of Termination”) to the other party hereto, indicating the specific termination provision in this Agreement relied upon, and specifying a Date of Termination which notice shall be delivered within the time periods set forth in the various subsections of this Section 5, as applicable (the “Notice Period”); provided, however, that the Company may pay to the Executive all base salary, benefits and other rights due to the Executive during the Notice Period instead of employing the Executive during such Notice Period.

6.	Non-Competition; General Provisions Applicable to Restrictive Covenants.

(a) Covenant not to Compete. For the duration of Executive’s employment with the Company and throughout the duration of the Severance Period, the Executive shall not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend any credit to, or render services or advice to, any business, firm, corporation, partnership, association, joint venture or other entity that engages or conducts any competing business the same as or substantially similar to the business engaged in or proposed to be engaged in or conducted by the Company or described in a written strategic plan of the Company at any time that the Executive was employed with the Company, anywhere within the United States of America; provided, however, that the Executive may own up to 5% of the outstanding shares of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and up to 5% of the voting stock or other securities of any privately-held company. At any time after the termination of his employment with the Company for any reason, Executive will not engage in competition with the Company while making use of the trade secrets of the Company.

(b) Specific Performance. The Executive recognizes and agrees that a violation by him of his obligations under this Section 6, or under Section 8, or under the Proprietary Information Agreements may cause irreparable harm to the Company that would be difficult to quantify and that money damages may be inadequate. As such, the Executive agrees that the Company shall have the right to seek injunctive relief (in addition to, and not in lieu of any other right or remedy that may be available to it) to prevent or restrain any such alleged violation without the necessity of posting a bond or other security and without the necessity of proving actual damages. However, the foregoing shall not prevent the Executive from contesting the Company’s request for the issuance of any such injunction on the grounds that no violation or threatened violation of the aforementioned Sections has occurred and that the Company has not suffered irreparable harm. If an arbitrator or court of competent jurisdiction determines that the Executive has violated the obligations of any covenant for a particular duration, then the Executive agrees that such covenant will be extended by that duration.

(c) Scope and Duration of Restrictions. The Executive expressly agrees that the character, duration and geographical scope of the restrictions imposed under this Section 6, and under Section 8 and under the Proprietary Information Agreements are reasonable in light of the circumstances as they exist at the date upon which this Agreement has been executed. However, should a determination nonetheless be made by an arbitrator or a court of competent jurisdiction at a later date that the character, duration or geographical scope of any of the covenants contained herein is unreasonable in light of the circumstances as they then exist, then it is the intention of both the Executive and the Company that such covenant shall be construed by an arbitrator or the court in such a manner as to impose only those restrictions on the conduct of the Executive which are reasonable in light of the circumstances as they then exist and necessary to assure the Company of the intended benefit of such covenant. Except insofar as claims involving the prohibited disclosure, misuse or misappropriation of the Company’s trade secrets, return of the Company’s property or assignment of inventions are involved, to the extent Executive engages in any action(s) after termination of his employment in violation of the restrictions imposed under this Section 6, under Sections 8(a) and (b) and/or under the

Proprietary Information Agreements, the Company’s only right of action and remedy hereunder shall be to immediately terminate any and all severance payment that still may be due and owing hereunder as well as for any further vesting for any Class B-1 Units; the parties otherwise acknowledge that Executive is not limited hereby from engaging in such action(s) after his employment termination except insofar as the prohibited disclosure, misuse or misappropriation of trade secrets or breach of any other statutory or common law duties (including any fiduciary duties) may be involved.

7.	Proprietary and Confidential Information.

The Executive has signed and agrees to be bound by the terms of the Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit C, and the Confirmation of Confidential Information, a copy of which is attached hereto as Exhibit D (collectively, the “Proprietary Information Agreements”).

8.	Other Covenants.

(a) Solicitation of Employees. During the Executive’s employment with the Company and for the duration of any Severance Period thereafter, the Executive shall not, directly or indirectly, individually, or together with or through any other person, firm, corporation or entity, (i) hire any member of senior management of the Company (defined as an officer with a title of vice president or higher) who is then in the employ of the Company, (ii) solicit for hire any employee of the Company, provided, however, that general solicitations not targeted to Company employees shall not be deemed to violate this clause (ii), or (iii) cause any of the foregoing persons to terminate their employment relationship with the Company.

(b) Solicitation of Customers and Suppliers. During Executive’s employment with the Company and for the duration of any Severance Period, the Executive shall not, directly or indirectly, individually, or together through any other person, firm, corporation or entity (i) use the Company’s Proprietary Information (as defined in the Proprietary Information and Inventions Agreement attached hereto as Exhibit C) to solicit the business of any material customers of or suppliers to the Company, or (ii) encourage any person or entity which is a customer of the Company to cease, reduce, limit or otherwise alter in a manner adverse to the Company its existing business or contractual relationship with the Company.

(c) Compliance with Company Policies. The Executive agrees that, during Executive’s employment with the Company, he shall comply with the Company’s employee manual and other policies and procedures reasonably established by the Company from time to time, including but not limited to policies addressing matters such as management, supervision, recruiting and diversity.

(d) Cooperation. The Executive shall, upon the Company’s reasonable request and in good faith and with the Executive’s commercially reasonable efforts and subject to the Executive’s reasonable availability, (i) during the Severance Period, cooperate and assist the Company (a) in connection with any Sale of the Company or proposed Sale of the Company, (b) in connection with all material matters relating to the Executive’s employment with the Company, and (c) in transitioning the Executive’s responsibilities to the Executive’s replacement; and (ii) for a period of two years following termination of the Executive’s employment under this Agreement, cooperate and assist the Company in any dispute, controversy, or litigation in which the Company may be involved and with respect to which the Executive obtained knowledge while employed by the Company or any of its affiliates, successors, or assigns, including, but not limited to, participation in any court or arbitration proceedings, giving of testimony, signing of affidavits, or such other personal cooperation as counsel for the Company shall request, with the Company paying (a) the Executive’s reasonable travel and incidental out-of-pocket expenses incurred in connection with any such cooperation, (b) the reasonable attorney’s fees and costs incurred in connection with a joint representation and (c) the reasonable fees and costs of an attorney the Executive engages to advise him in connection with the foregoing, but only if there is a conflict of interest that would prevent the Company’s own outside or inside legal counsel from adequately representing the Executive’s interests as well as the Company’s interests).

(e) Return of Business Records and Equipment. Upon termination of the Executive’s employment hereunder, the Executive shall promptly return to the Company: (i) all documents, records, procedures, books, notebooks, and any other documentation in any form whatsoever, including but not limited to written, audio, video or electronic, containing any information pertaining to the Company which includes Proprietary Information, including any and all copies of such documentation then in the Executive’s possession or control regardless of whether such documentation was prepared or compiled by the Executive, Company, other employees of the Company, representatives, agents, or independent contractors, and (ii) all equipment or tangible personal property entrusted to the Executive by the Company. The Executive acknowledges that all such documentation, copies of such documentation, equipment, and tangible personal property are and shall at all times remain the sole and exclusive property of the Company.

(f) Nondisparagement. The Executive and the Company mutually agree that, while the Executive is employed by the Company and at any time thereafter, in any communication with the press or other media or any customer or client of or supplier to the Company or any of its affiliates, or any customer or client of or supplier to the Executive or of any business with which the Executive then is affiliated, each of the Executive and the Company shall not (and the Company shall cause each of its officers, directors and other affiliates not to) criticize, ridicule or make any statement which reasonably could be concluded to be disparaging or derogatory towards the other, including, in the case of the Company or any of its affiliates, any of their officers or directors, and including, in the Executive’s case, any business with which he then is affiliated and any affiliate, officer or director of such business or its affiliates. Notwithstanding the foregoing, nothing in this Section 8(f) shall prevent any person from (x) responding publicly to incorrect, disparaging or derogatory public statements to the extent reasonably necessary to correct or refute such public statement or (y) making any truthful statement to the extent (i) necessary with respect to any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement or (ii) required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent jurisdiction over such person.

9.	Interaction with Other Benefit Policies.

The severance payments, severance benefits and severance protections provided to the Executive in this Agreement shall be in lieu of any other severance payments, severance benefits and severance protections to which the Executive may be entitled under any severance or termination policy, plan, program, practice or arrangement of the Company and its affiliates. The Executive’s entitlement to any other compensation or benefits from the Company shall be determined in accordance with the Company’s employee benefit plans and other applicable programs, policies and practices then in effect. Nothing in this Agreement shall alter the Executive’s status as an “at will” employee of the Company. Notwithstanding the foregoing, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in, or reduce the Executive’s rights under (i) any benefit, bonus, incentive or other plan or program provided by the Company (except for any severance or termination policy, plan, program, practice, or arrangement) and for which the Executive may qualify, or (ii) any other agreement with the Company or Home Holdings, LLC. Amounts which are vested or accrued benefits or which the Executive is otherwise entitled to receive under any plan or program of the Company shall be payable in accordance with such plan or program, except as explicitly modified by this Agreement.

10.	Forum Selection.

Subject to compliance with dispute resolution procedure set forth in Section 25 below, the Company and the Executive mutually agree that any and all claims or controversies arising out of this Agreement, or any breach thereof, or otherwise arising out of or relating to the Executive’s employment, compensation, and benefits with the Company or the termination thereof, to the extent they are not covered by and subject to arbitration according to the terms of the Arbitration Agreement in the form attached hereto as Exhibit F, shall be brought exclusively in a court in the city and county of San Francisco, California or, if federal jurisdiction exists, the United States District Count for the Northern District of California, and both parties submit and consent to jurisdiction of such courts and waive any objection to venue and/or any claim that the aforementioned forums are inconvenient.

11.	Governing Law.

This Agreement and any disputes or controversies arising hereunder shall be construed and enforced in accordance with and governed by the internal laws of the State of California, without reference to principles of law that would apply the law of another jurisdiction.

12.	Entire Agreement.

This Agreement, together with the Plan, the LLC Agreement, the Grant Letter, the Restricted Unit Purchase Agreement and the Proprietary Information Agreements, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes and cancels any and all previous agreements, written and oral, regarding the subject matter hereof between the parties hereto. This Agreement shall not be changed, altered, modified or amended, except by a written agreement that (i) explicitly states the intent of both parties hereto to supplement this Agreement and (ii) is signed by both parties hereto.

13.	Notices.

All notices, requests, demands and other communications called for or contemplated hereunder shall be in writing and shall be deemed to have been sufficiently given if personally delivered or if sent by registered or certified mail, return receipt requested to the parties, their successors in interest, or their assignees at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid, and shall be deemed received upon actual receipt:

(a) to the Company at:

Restoration Hardware, Inc.

15 Koch Road, Suite J

Corte Madera, CA 94925

Attention: Chief Executive Officer

Facsimile: (415) 927-7083

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94402

Attention: Gavin B. Grover

Facsimile: (415) 268-7522

(b) to the Executive at:

[                    ]

[                    ]

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

Attention: Donald P. Carleen, Esq.

Facsimile: (212) 859-4000

14.	Severability.

If any term or provision of this Agreement, or the application thereof to any person or under any circumstance, shall to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such terms to the persons or under circumstances other than those as to which it is invalid or unenforceable, shall be considered severable and shall not be affected thereby, and each term of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

15.	Waiver.

The failure of any party to insist in any one instance or more upon strict performance of any of the terms and conditions hereof, or to exercise any right or privilege herein conferred, shall not be construed as a waiver of such terms, conditions, rights or privileges, but same shall continue to remain in full force and effect. Any waiver by any party of any violation of, breach of or default under any provision of this Agreement by the other party shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement.

16.	Exclusive Remedy.

The Executive’s right to the compensation and benefits to which he may become entitled pursuant to this Agreement and pursuant to any other written agreement between the Executive and the Company and/or Home Holdings, LLC shall be the Executive’s sole and exclusive remedy for any termination of the Executive’s employment.

17.	Successors and Assigns.

This Agreement shall be binding upon the Company and any successors and assigns of the Company, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company’s assets or business. In the event that the Company sells or transfers all or substantially all of the assets of the Company, or in the event of any merger or consolidation of the Company, the Company shall use reasonable efforts to cause such assignee, transferee, or successor to assume the liabilities, obligations and duties of the Company hereunder. Neither this Agreement nor any right or obligation hereunder may be assigned by the Executive; provided, however, that this provision shall not preclude the Executive from designating one or more beneficiaries to receive any amount that may be payable after his death and shall not preclude his executor or administrator from assigning any right hereunder to the person or persons entitled hereto.

18.	Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

19.	Headings.

Headings in this Agreement are for reference only and shall not be deemed to have any substantive effect.

20.	Opportunity to Seek Advice; Warranties and Representations.

The Executive acknowledges and confirms that he has had the opportunity to seek such legal, financial and other advice and representation as he has deemed appropriate in connection with this Agreement. The Executive hereby represents and warrants to the Company that he is not under any obligation of a contractual or quasi-contractual nature known to him that is inconsistent or in conflict with this Agreement or that would prevent, limit or impair the performance by the Executive of his obligations hereunder.

21.	Withholding and Payroll Practices.

All salary, severance payments, bonuses or benefits provided by the Company under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law and shall be paid in the ordinary course pursuant to the Company’s then existing payroll practices or as otherwise specified in this Agreement.

22.	Section 280G Excise Tax Matters.

(a) Golden Parachute Excise Tax Payments. In the event that any payment in the nature of compensation (within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)) to Executive or for Executive’s benefit, paid or payable or distributed or distributable pursuant to the terms of this Agreement, the LLC Agreement or otherwise in connection with, or arising out of, Executive’s employment with the Company (a “Payment” or “Payments”), would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then Executive will be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties (other than interest and penalties imposed by reason of Executive’s failure to file timely a tax return or pay taxes shown due on Executive’s return) imposed with respect to such taxes and the Excise Tax), including any Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Initial Determination. An initial determination as to whether a Gross-Up Payment is required pursuant to this Agreement and the amount of such Gross-Up Payment shall be made by the Company. The Company shall provide its determination (the “Determination”), together with detailed supporting calculations and documentation, to Executive within fifteen (15) days of the Termination Date, if applicable, or such other time as requested by Executive (provided Executive reasonably believes that any of the Payments may be subject to the Excise Tax). If requested by Executive, the Company shall furnish Executive, at the Company’s expense, with an opinion reasonably acceptable to Executive from the Company’s accounting firm (or an accounting firm of equivalent stature reasonably acceptable to Executive) that there is a reasonable basis for the Determination. Any Gross-Up Payment determined pursuant to this Section 22(b) shall be paid by the Company to Executive within five (5) days of receipt of the Determination, and in no event later than the last day of the calendar year following the calendar year in which Executive remits the subject taxes.

(c) Underpayment. As a result of the uncertainty in the application of Sections 4999 and 280G of the Code, it is possible that a Gross-Up Payment (or a portion thereof) will be paid which should not have been paid (an “Excess Payment”) or a Gross-Up Payment which should have been paid will not have been paid (an “Underpayment”).

(i) An Underpayment shall be deemed to have occurred (i) upon notice (formal or informal) to Executive from any governmental taxing authority that Executive’s tax liability (whether in respect of Executive’s current taxable year or in respect of any prior taxable year) may be increased by reason of the imposition of the Excise Tax on a Payment or Payments with respect to which the Company has failed to make a sufficient Gross-Up Payment, (ii) upon a determination by a court, or (iii) by reason of determination by the Company (which shall include the position taken by the Company, together with its consolidated group, on its federal income tax return). If an Underpayment occurs, Executive shall promptly notify the Company and the Company shall promptly, but in any event at least five (5) days prior to the date on which the applicable government taxing authority has requested payment, pay to Executive an additional Gross-Up Payment equal to the amount of the Underpayment plus any interest and penalties (other than interest and penalties imposed by reason of Executive’s failure to file timely a tax return or pay taxes shown due on Executive’s return) imposed on the Underpayment.

(ii) An Excess Payment shall be deemed to have occurred upon a Final Determination (as hereinafter defined) that the Excise Tax shall not be imposed upon a Payment or Payments (or portion thereof) with respect to which Executive had previously received a Gross-Up Payment. A “Final Determination” shall be deemed to have occurred when Executive has received from the applicable government taxing authority a refund of taxes or other reduction in Executive’s tax liability by reason of the Excise Payment and upon either (i) the date a determination is made by, or an agreement is entered into with, the applicable governmental taxing authority which finally and conclusively binds Executive and such taxing authority, or in the event that a claim is brought before a court of competent jurisdiction, the date upon which a final determination has been made by such court and either all appeals have been taken and finally resolved or the time for all appeals has expired or (ii) the statute of limitations with respect to Executive’s applicable tax return has expired. If an Excess Payment is determined to have been made, the amount of the Excess Payment shall be treated as a loan by the Company to Executive, which loan Executive must repay to the Company together with interest at the applicable federal rate under Code Section 7872(f)(2); provided, that no loan shall be deemed to have been made and no amount will be payable by Executive to the Company unless, and only to the extent that, the deemed loan and payment would either reduce the amount on which Executive is subject to tax under Code Section 4999 or generate a refund of tax imposed under Code Section 4999.

(d) Notwithstanding anything contained in this Agreement to the contrary, in the event that, according to the Determination, an Excise Tax will be imposed on any Payment or Payments, the Company shall pay to the applicable government taxing authorities, as Excise Tax withholding, the amount of the Excise Tax that the Company has actually withheld from the Payment or Payments.

(e) Notwithstanding the foregoing Sections 22(a) through 22(d), if, at the time it is determined by the Board that the Payments would or reasonably could be subject to the Excise Tax, (i) the Company is a corporation no stock in which is readily tradable on an established securities market (or otherwise) within the meaning of Code Section 280G(b)(5)(A)(ii)(I), (ii) Catterton Partners and Tower Three Partners or any of their respective affiliates (collectively, the “Current Owners”) control, in the aggregate, more than 75% of the voting power of the Company, and (iii) Executive, as a member of the Board, has voted in favor of the transaction giving rise to the Excise Tax, then, Executive shall not be entitled to receive a Gross-Up Payment but rather shall be required to cause his receipt of the Payments, to the extent that the aggregate value of the Payments, determined in accordance with Code Section 280G and the applicable regulations thereunder, equals or exceeds three times Executive’s average annual compensation during the preceding five-year period as calculated in accordance with Code Section 280G, to be subject to the approval of the Current Owners in accordance with Code Section 280G(b)(5)(B); provided, however, that if Executive unreasonably withholds his vote in favor of the transaction giving rise to the Excise Tax, then clause (iii) in this Section 22(e) shall not be given any force or effect.

(f) Notwithstanding anything contained in this Agreement to the contrary, in no event shall any Gross-Up Payment or additional Gross-up Payment required to be made by the Company pursuant to this Section 22 be made later than December 31 of Executive’s taxable year next following his taxable year in which the related taxes are remitted by him or on his behalf to the applicable taxing authorities.

23.	Section 409A.

The parties intend that any compensation, benefits and other amounts payable or provided to Executive under this Agreement be paid or provided in compliance with Section 409A of the Internal Revenue Code and all regulations, guidance, and other interpretative authority issued thereunder (collectively, “Section 409A”) such that there will be no adverse tax consequences, interest, or penalties for the Executive under Section 409A as a result of the payments and benefits so paid or provided to him. The parties agree to modify this Agreement, or the timing (but not the amount) of the payment hereunder of severance or other compensation, or both, to the extent necessary to comply with and to the extent permissible under Section 409A. In addition, notwithstanding anything to the contrary contained in any other provision of this Agreement, the payments and benefits to be provided the Executive under this Agreement shall be subject to the provisions set forth below.

(a) The date of the Executive’s “separation from service,” as defined in the regulations issued under Section 409A, shall be treated as Executive’s Date of Termination for purpose of determining the time of payment of any amount that becomes payable to Executive pursuant to Section 5 hereof upon the termination of his employment and that is treated as an amount of deferred compensation for purposes of Section 409A.

(b) In the case of any amounts that are payable to the Executive under this Agreement, or under any other “nonqualified deferred compensation plan” (within the meaning of Section 409A) maintained by the Company in the form of installment payments, (i) the Executive’s right to receive such payments shall be treated as a right to receive a series of separate payments under Treas. Reg. §1.409A-2(b)(2)(iii), and (ii) to the extent any such plan does not already so provide, it is hereby amended as of the date hereof to so provide, with respect to amounts payable to the Executive thereunder,

(c) If the Executive is a “specified employee” within the meaning of Section 409A at the time of his “separation from service” within the meaning of Section 409A, then any payment otherwise required to be made to him under this Agreement on account of his separation from service, to the extent such payment (after taking in to account all exclusions applicable to such payment under Section 409A) is properly treated as deferred compensation subject to Section 409A, shall not be made until the first business day after (i) the expiration of six months from the date of Executive’s separation from service, or (ii) if earlier, the date of Executive’s death (the “Delayed Payment Date”). On the Delayed Payment Date, there shall be paid to the Executive or, if the Executive has died, to the Executive’s estate, in a single cash lump sum, an amount equal to aggregate amount of the payments delayed pursuant to the preceding sentence.

(d) To the extent that the reimbursement of any expenses or the provision of any in-kind benefits pursuant to this Agreement is subject to Section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided hereunder during any one calendar year shall not affect the amount of such expenses eligible for reimbursement or in-kind benefits to be provided hereunder in any other calendar year; provided, however, that the foregoing shall not apply to any limit on the amount of any expenses incurred by the Executive that may be reimbursed or paid under the terms of the Company’s medical plan, if such limit is imposed on all similarly situated participants in such plan; (ii) all such expenses eligible for reimbursement hereunder shall be paid to the Executive as soon as administratively practicable after any documentation required for reimbursement for such expenses has been submitted, but in any event by no later than December 31 of the calendar year following the calendar year in which such expenses were incurred; and (iii) the Executive’s right to receive any such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for any other benefit.

24.	No Duty to Mitigate.

The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, and the amount of any payment provided for under this Agreement shall not be reduced or offset by any compensation earned by the Executive or by any retirement benefits received by the Executive as a result of employment by another employer after the Date of Termination. The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Executive’s then existing rights, or rights which would accrue solely as a result of the passage of time, under any Company benefit plan or other contract, plan or arrangement.

25.	Dispute Resolution.

The Executive has signed and agrees to be bound by the terms of the Arbitration Agreement, which is attached as Exhibit F.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

RESTORATION HARDWARE, INC., a Delaware company

By:	/s/ Chris Newman

CARLOS ALBERINI

/s/ Carlos Alberini

Acknowledged and Agreed:

HOME HOLDINGS, LLC.,
a Delaware limited liability company

By:	/s/ J. Michael Chu

SCHEDULE A

Initial Duties

Initial Functions and Officers Reporting to Executive

Chief Financial Officer

Chief Operating Officer

Senior Vice President Stores

Senior Vice President and Chief Information Officer

Senior Vice President Inventory

Senior Vice President Human Resources

Senior Vice President Real Estate and Construction

EXHIBIT A

Form of Grant Letter

EXHIBIT B

Form of Restricted Unit Purchase Agreement

EXHIBIT C

Form of General Release

This Separation and General Release Agreement (the “Agreement”) is entered into by and between Restoration Hardware, Inc. (the “Company”) and Carlos Alberini (the “Executive”) (collectively, “Parties”).

RECITALS

WHEREAS, the Executive was employed by the Company on an at-will basis;

WHEREAS, the Company and the Executive have mutually agreed that the Executive will resign as of                      (“Resignation Date”) in accordance with the terms of this Agreement; and

WHEREAS, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Employment Agreement dated as of              , 2010, by and between the Company and the Executive (the “Employment Agreement”).

ACCORDINGLY, the Parties agree as follows:

Severance Benefit. The Company hereby agrees to provide the Executive with the payments and benefits set forth in Section 5(c) of the Employment Agreement with respect to a termination by the Company without Cause, on the terms and subject to the conditions set forth in such Section 5(c) of the Employment Agreement (including the Executive’s compliance with the restrictive covenants set forth in Sections 6 and 8 of the Employment Agreement and the Proprietary Information Agreements).

2. Resignation. The Executive hereby resigns his employment with the Company and any Affiliate, and his position as a member of the Board of Directors and/or Board of Managers of the Company or any Affiliate, effective as of the Resignation Date. “Affiliate” means any entity that directly or indirectly controls, is controlled by, or is under common control with the Company.

3. The Executive Release. The Executive and his representatives, heirs, successors, and assigns do hereby completely release and forever discharge the Company, any Affiliate, and its and their present and former shareholders, officers, directors, agents, employees, attorneys, successors, and assigns (collectively, “Released Parties”) from all claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character, known or unknown, which the Executive may have now or in the future arising from any act or omission or condition occurring on or prior to the Effective Date (including, without limitation, the future effects of such acts, omissions, or conditions), whether based on tort, contract (express or implied), or any federal, state, or local law, statute, or regulation (collectively, the “Released Claims”). By way of example and not in limitation of the foregoing, Released Claims shall include any claims arising under the Fair Labor Standards Act, the National Labor Relations Act, the Family and Medical Leave Act, the Executive Retirement Income Security Act of 1974, the

Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the California Fair Employment and Housing Act, and the California Family Rights Act, as well as any claims asserting wrongful termination, breach of contract, breach of the covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, negligent or intentional misrepresentation, negligent or intentional interference with contract or prospective economic advantage, defamation, invasion of privacy, and claims related to disability. Released Claims shall also include, but not be limited to, any claims for severance pay, bonuses, sick leave, vacation pay, life or health insurance, or any other fringe benefit, or any claims relating to any bona fide disputes or controversies (other than a dispute or controversy regarding the determination of fair market value that in accordance with the applicable arrangement is to be, or may be, determined by an independent appraiser) concerning (i) awards made to the Executive under the Team Resto Ownership Plan or similar plan, (ii) the repurchase of any such awards by Home Holdings, LLC or the Company, or (iii) the investment made by the Executive in Home Holdings, LLC. The Executive likewise releases the Released Parties from any and all obligations for attorneys’ fees incurred in regard to the above claims or otherwise. Notwithstanding the foregoing, Released Claims shall not include (i) any claims based on obligations created by or reaffirmed in this Agreement; (ii) any vested retirement benefits or vested stock option rights, (iii) any claims which by law cannot be released, including without limitation unemployment compensation claims and workers’ compensation claims (the settlement of which would require approval by the California Workers’ Compensation Appeals Board), (iv) any claim for indemnification under the Employment Agreement, the Company’s bylaws or certificate of incorporation, the LLC Agreement or any agreement providing for the indemnification of Executive, or (v) any rights not in dispute that Executive might have (x) under the Team Resto Ownership Plan or similar plan or arrangement regarding equity awards to Executive or equity interests owned by Executive or (y) the repurchase of any such awards or interests by Home Holdings, LLC or the Company.

4. Section 1542 Waiver. The Executive understands and agrees that the Released Claims include not only claims presently known to the Executive, but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Released Claims as described in Section 3, above. The Executive understands that he may hereafter discover facts different from what he now believes to be true, which if known, could have materially affected this Agreement, but he nevertheless waives any claims or rights based on different or additional facts. The Executive knowingly and voluntarily waives any and all rights or benefits that he may now have, or in the future may have, under the terms of Section 1542 of the California Civil Code, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

5. Covenant Not to Sue. The Executive shall not bring a civil action in any court (or file an administrative complaint or arbitration) against the Company or any other Released Party asserting claims pertaining in any manner to the Released Claims.

6. Age Discrimination Claims. The Executive understands and agrees that, by entering into this Agreement, (i) he is waiving any rights or claims he might have under the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act; (ii) he has received consideration beyond that to which he was previously entitled; (iii) he has been advised to consult with an attorney before signing this Agreement; and (iv) he has been offered the opportunity to evaluate the terms of this Agreement for not less than twenty-one (21) days prior to his execution of the Agreement. the Executive may revoke this Agreement (by written notice to Company) for a period of seven (7) days after his execution of the Agreement, and it shall become enforceable (and payment of the payments and benefits by the Company to the Executive in accordance with Section 1 above only shall be made) only upon the expiration of this revocation period without prior revocation by the Executive.

7. Confidentiality. The Parties understand and agree that this Agreement and each of its terms, and the negotiations surrounding it, are confidential and shall not be disclosed by the Executive without the prior written consent of the Company, unless required by law. Notwithstanding the foregoing, the Executive may disclose the terms of this Agreement to his spouse, and for legitimate business reasons, to legal, financial, and tax advisors, provided such individuals agree to maintain the confidentiality of such information.

8. Non-admission. The Parties understand and agree that the furnishing of the consideration for this Agreement shall not be deemed or construed at any time or for any purpose as an admission of liability by the Company. The liability for any and all claims is expressly denied by the Company.

9. Arbitration. All claims that the Executive may have against the Company or any other Released Party, or which the Company may have against the Executive, of any kind, including, but not limited to, all claims in any way related to (i) the subject matter, interpretation, application, or alleged breach of this Agreement, (ii) the employment or termination of the Executive, or (iii) the Executive’s efforts to find subsequent employment (collectively, “Arbitrable Claims”) shall be resolved by arbitration pursuant to the terms of the Arbitration Agreement attached as Exhibit F to the Employment Agreement.

10. Entire Agreement. This Agreement and                      constitute the complete, final and exclusive embodiment of the entire agreement among the Parties hereto with regard to the subject matter hereof and thereof. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained or referenced herein.

11. Amendments; Waivers. This Agreement may not be amended except by an instrument in writing, signed by each of the Parties. No failure to exercise and no delay in exercising any right, remedy, or power under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power under this Agreement preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.

12. Successors and Assigns. The Executive represents that he has not previously assigned or transferred any claims or rights released by him pursuant to this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, successors, attorneys, and permitted assigns. This Agreement shall also inure to the benefit of any Released Party.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of California, without regard to conflict of laws provisions.

14. Interpretation. This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any Party. By way of example and not in limitation, this Agreement shall not be construed in favor of the Party receiving a benefit nor against the Party responsible for any particular language in this Agreement. Captions are used for reference purposes only and should be ignored in the interpretation of the Agreement.

15. Representation by Counsel. The Parties acknowledge that (i) they have had the opportunity to consult counsel in regard to this Agreement; (ii) they have read and understand the Agreement and they are fully aware of its legal effect; and (iii) they are entering into this Agreement freely and voluntarily, and based on each Party’s own judgment and not on any representations or promises made by the other Party, other than those contained in this Agreement.

16. Counterparts. This Agreement may be executed in counterparts. True copies of such executed counterparts may be used in lieu of an original for any purpose.

17. Effective Date. This Agreement shall become effective as of seven (7) days after the date executed by the Executive (“Effective Date”), but only if the Agreement is not revoked as provided in Section 6. If the Agreement is revoked, it shall be null and void.

The Parties have duly executed this Agreement as of the dates noted below.

Date:
Executive

Restoration Hardware, Inc.

By:	Date:
Its:

EXHIBIT D

Proprietary Information and Inventions Agreement

I am entering into this Proprietary Information and Inventions Agreement (the “Agreement”) with Restoration Hardware, Inc. (the “Company”) for the purpose of protecting the trade secrets of the Company and prohibiting the unauthorized use of confidential information by me.

In consideration of my employment or continued employment by the Company, and the compensation now and hereafter paid to me, I hereby agree as follows:

1)	Recognition of Company’s Rights: Nondisclosure, At all times during the term of my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns and that the Company and its assigns shall be the sole owner of all patent rights, copyrights, trade secret rights and all other rights throughout the world (collectively, “Proprietary Rights”) in connection therewith.

The term “Proprietary Information” shall mean trade secrets confidential knowledge, data or any other proprietary information of the Company. Proprietary Information includes, but is not limited to, (a) inventions, trade secrets, ideas, data, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, branding, marketing and selling business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, details of contracts; and information regarding the skills and compensation of other associates of the Company.

2)	Third Party Information, I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose (to anyone other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

3)	Assignment of Inventions I shall promptly disclose to the Company any and all inventions that I may conceive or develop, alone or with others, during the term of my employment, and I agree that all inventions belong to and be the exclusive property of the Company. I agree to assign, and upon their creation do hereby automatically assign, all of my right, title and interest (in the United States and other countries) in and to all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registerable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. I recognize that this Agreement does not require assignment of any invention which qualifies fully for protection under Section 2870 of the California Labor Code (hereinafter “Section 2870”), which provides as follows:

a)	Any provision in an employment agreement which provides that an associate shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the associate developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

i)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer.

ii)	Result from any work performed by the associate for the employer.

iii)	To the extent a provision in an employment agreement purports to require an associate to assign an invention otherwise excluded from being required to be assigned under subdivision (I), the provision is against the public policy of this state and is unenforceable.

b)	I also assign to or as directed by the Company all my right, title and interest in and to any and all Inventions, full title to which is required to be in the United States by a contract between the Company and the United States or any of its agencies.

c)	I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire”, as that term is defined in the United States Copyright Act (17 U.S.C., Section 101). Inventions assigned to or as directed by the Company by this paragraph 3 are hereinafter referred to as “Company Inventions”.

4)	Prior Inventions, Inventions, if any patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded form the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit A attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice prior to commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement. If disclosure of any such Invention on Exhibit A would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Inventions in Exhibit A but am to inform the Company that all Inventions have not been listed for that reason.

5)	No Improper Use of materials, During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person.

6)	No Conflicting Obligation, I represent that my performance of all the terms of this Agreement and as an associate of the Company does not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either in written or oral in conflict herewith.

7)	Right to Inspection, I agree that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company’s termination statement for technical and management personnel.

8)	Legal and Equitable Remedies, Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond, without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement; provided that the limitations on such rights and remedies other stated in Executive’s Employment Agreement executed concurrently herewith shall equally apply hereunder.

9)	Notices, Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three days after the date of mailing.

10)	General Provisions,

a)	Governing Law, This Agreement shall be governed by and construed in accordance with the laws of the State of California.

b)	Entire Agreement, This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement will be effective unless in writing signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement. As used in this Agreement, the period of my employment includes any time during which I may be retained by the Company as a consultant.

c)	Severability, If one or more of the provisions in this Agreement are deemed unenforceable by law, then the remaining provisions will continue in full force and effect.

d)	Successors and Assigns, This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors and assigns.

e)	Survival, The provisions of the Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

f)	Employment, I agree and understand that nothing is this Agreement shall confer any right with respect to continuation of employment with the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause.

g)	Waiver, No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

This Agreement shall be effective as of the first day of my employment with the Company, namely: June 1, 2010

I UNDERSTAND THAT THIS AGREEMENT AFFECTS MY RIGHTS TO INVENTIONS I MAKE DURING MY EMPLOYMENT, AND RESTRICTS MY RIGHT TO DISCLOSE OR USE THE COMPANY’S PROPRIETARY INFORMATION DURING OR SUBSEQUENT TO MY EMPLOYMENT.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT A TO THIS AGREEMENT.

Dated as of , 2010
Signature

Carlos Alberini
Name of Associate

Address

ACCEPTED AND AGREED TO:

Restoration Hardware, Inc.

By:
Name:
Title:

Exhibit A to Proprietary Information and Inventions Agreement

Schedule of Inventions

EXHIBIT E

Confirmation of Confidential Treatment

This shall confirm that, I, Carlos Alberini, as an associate of Restoration Hardware, Inc. (the “Company”), and in accordance with the Proprietary Information and Inventions Agreement (the “Confidentiality Agreement”) entered into between me and the Company, understand, agree and acknowledge that all information and materials relating to my work on the Company’s development of new retail concepts, new merchandise programs and new brands (including without limitation all information and materials related to the development of new Company brands, logos and corporate identities), shall be treated as Proprietary Information (as that term is defined under the Confidentiality Agreement). Without limiting the generality of the foregoing, and for the avoidance of doubt, I hereby agree to hold all ideas, data, documents, drawings, notes, memoranda, and other information and materials regarding Company’s new retail concepts, new merchandise programs and new brands including branding plans, brand development and branding strategy, in strictest confidence, and will not disclose, lecture upon or publish any such information or materials unless an officer of the Company expressly authorizes such in writing, and will not use such information and materials for any purpose other than in furtherance of the business of the Company as directed by the Company.

Because I may have access to and become acquainted with such information and materials, the Company shall have the right to enforce my duties of confidentiality by injunction, specific performance or other equitable relief, without bond, without prejudice to any other rights and remedies that the Company may have.

I HAVE READ THIS DOCUMENT CAREFULLY AND UNDERSTAND ITS TERMS.

Dated:
Signature

Carlos Alberini
Associate Name

EXHIBIT F

Arbitration Agreement

Restoration Hardware, Inc. (the “Company”), Home Holdings, LLC (“Home Holdings”) and Carlos Alberini (the “Executive”) hereby agree, effective as of             , 2010, that, to the fullest extent permitted by law, any and all claims or controversies between them (or between the Executive and any present or former officer, director, agent, or employee of the Company or any parent, subsidiary, or other entity affiliated with the Company) relating in any manner to the employment or the termination of employment of the Executive (including the award to Executive under the Team Resto Ownership Plan or the investment by Executive in Home Holdings) shall be resolved by final and binding arbitration. Except as specifically provided herein, any arbitration proceeding shall be conducted by the Judicial Arbitration and Mediation Services (“JAMS”) under the JAMS Employment Arbitration Rules and Procedures then in effect (the “JAMS Rules”).

Claims subject to arbitration shall include, without limitation: contract claims, tort claims, claims relating to compensation, as well as claims based on any federal, state, or local law, statute, or regulation, including but not limited to any claims arising under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the California Fair Employment and Housing Act, equity purchases or repurchases, and any and all claims for any other compensation, wages and/or benefits of any type, including as such terms are used in Executive’s Employment Agreement with the Company. However, claims for unemployment benefits, workers’ compensation claims, and claims under the National Labor Relations Act shall not be subject to arbitration.

A neutral and impartial arbitrator shall be chosen by mutual agreement of the parties; however, if the parties are unable to agree upon an arbitrator within a reasonable period of time, then a neutral and impartial arbitrator shall be appointed in accordance with the arbitrator nomination and selection procedure set forth in the JAMS Rules. The arbitrator shall prepare a written decision containing the essential findings and conclusions on which the award is based so as to ensure meaningful judicial review of the decision. The arbitrator shall apply the same substantive law, with the same statutes of limitations and same remedies, that would apply if the claims were brought in a court of law.

Either the Company or the Executive may bring an action in court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit of claim in any way related to any arbitrable claim, including without limitation any claim as to the making, existence, validity, or enforceability of the agreement to arbitrate. Nothing in this Agreement, however, precludes a party from filing an administrative charge before an agency that has jurisdiction over an arbitrable claim. Moreover, nothing in this Agreement prohibits either party from seeking provisional relief pursuant to Section 1281.8 of the California Code of Civil Procedure.

All arbitration hearings under this Agreement shall be conducted in San Francisco, California, unless otherwise agreed by the parties. The arbitration provisions of this Arbitration Agreement shall be governed by the Federal Arbitration Act. In all other respects, this Arbitration Agreement shall be construed in accordance with the laws of the State of California, without reference to conflicts of law principles.

Each party shall pay its own costs and attorney’s fees, unless a party prevails on a statutory claim, and the statute provides that the prevailing party is entitled to payment of its attorneys’ fees. In that case, the arbitrator may award reasonable attorneys’ fees and costs to the prevailing party as provided by law.

This Agreement does not alter the Executive’s at-will employment status. Accordingly, the Executive understands that the Company may terminate the Executive’s employment, as well as discipline or demote the Executive, at any time, with or without prior notice, and with or without cause. The parties also understand that the Executive is free to leave the Company at any time and for any reason, with or without cause and with or without advance notice.

If any provision of this Agreement shall be held by a court or the arbitrator to be invalid, unenforceable, or void, such provision shall be enforced to the fullest extent permitted by law, and the remainder of this Agreement shall remain in full force and effect. The parties’ obligations under this Agreement shall survive the termination of the Executive’s employment with the Company and the expiration of this Agreement.

The Company and the Executive understand and agree that this Arbitration Agreement contains a full and complete statement of any agreements and understandings regarding resolution of disputes between the parties, and the parties agree that this Arbitration Agreement supersedes all previous agreements, whether written or oral, express or implied, relating to the subjects covered in this agreement. The parties also agree that the terms of this Arbitration Agreement cannot be revoked or modified except in a written document signed by both the Executive and an officer of the Company.

THE PARTIES ALSO UNDERSTAND AND AGREE THAT THIS AGREEMENT CONSTITUTES A WAIVER OF THEIR RIGHT TO A TRIAL BY JURY OF ANY CLAIMS OR CONTROVERSIES COVERED BY THIS AGREEMENT. THE PARTIES AGREE THAT NONE OF THOSE CLAIMS OR CONTROVERSIES SHALL BE RESOLVED BY A JURY TRIAL.

THE PARTIES FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN GIVEN THE OPPORTUNITY TO DISCUSS THIS AGREEMENT WITH THEIR LEGAL COUNSEL AND HAVE AVAILED THEMSELVES OF THAT OPPORTUNITY TO THE EXTENT THEY WISH TO DO SO.

RESTORATION HARDWARE, INC.

By:

HOME HOLDINGS, LLC

By:

Executive